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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 13 2017
Washington DC
408

SEC FILE NUMBER
8-66145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2016** (MM/DD/YY) AND ENDING **3/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arete Research, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Broad Street
(No. and Street)

Boston	**MA**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

617-357-4800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Morrison, Brown, Agriz & Farra, LLC
(Name - if individual, state last, first, middle name)

301 East Las Olas Blvd.	**Ft. Lauderdale**	**Florida**	**33301**
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 JUN 13 PM 2:45
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Arete Research, LLC, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature
Anthony Graziano

President
Title

Subscribed and sworn
to before me
this 6th day of June
2017

Margaret M. Donovan Shea
Notary Public


MARGARET M. DONOVAN SHEA
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 03/08/2024

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESERCH, LLP)

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Notes to the Financial Statements 3-6


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have audited the accompanying statement of financial condition of Arete Research, LLC (the "Company") (A Wholly-Owned Subsidiary of Arete Research Services, LLP) as of March 31, 2017, and the related notes to the financial statement. This financial statement is the responsibility of Arete Research, LLC. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Arete Research, LLC as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the accompanying financial statement, the Company contracts exclusively with its Parent to provide research services and back office support, and is fully dependent on its Parent for the research that the Company sells to third parties. Due to the extensive nature of the transactions with the Parent, the Company's financial condition as presented in the financial statement may vary significantly from those that would have existed had the Company existed without such affiliation. Our opinion is not modified with respect to that matter.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
June 5, 2017

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS		
Cash	$	671,037
Accounts receivable		397,787
Other assets		12,825
Furniture and equipment, net		7,284
TOTAL ASSETS	$	1,088,933
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	509,481
Due to related parties		137,255
Deferred rent		922
Income taxes payable		17,826
Deferred income taxes		2,700
TOTAL LIABILITIES		668,184
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBER'S EQUITY		420,749
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,088,933

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and solar companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in NOTE 4, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management does not deem that an allowance for doubtful accounts is necessary as of March 31, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts.

Income Taxes

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (NOTE 6).

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Deferred Rent

The Company recognizes rent expense on a straight line basis when a lease contains predetermined, fixed escalations of minimum rentals. The difference between rent expense and the rental amount payable under the leases are recorded as liabilities and are reported under "Deferred rent" in the accompanying statement of financial condition. As of March 31, 2017, the balance of the deferred rent liability was $922.

Subsequent Events

The Company has evaluates subsequent events through June __ 2017, which is the date the financial statements were issued.

Recently Issued Accounting Pronouncements

<u>Lease Accounting</u>

In February 2016, the Financial Accounting Standards Board ("FASB) issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2017, the Company's "Net Capital" was $309,239 and the "Required Net Capital" was $44,366. At March 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 2.15 to 1.

4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. Additionally, certain sales made by the Parent and an affiliate related through common ownership to their customer base in the United States of America are collected by the Company. As of March 31, 2017, the Company owed $110,386 of research service expenses to the Parent which are included as accrued expenses – related party in the accompanying statement of financial condition. As of March 31, 2017, the Company had an amount of $26,869 due to the Parent and its affiliates related to 2017 revenue collected by the Company due to related parties.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of March 31, 2017:

Accounts payable	$	11,911
Professional and regulatory fees		59,317
Salaries		88,253
Bonus		350,000
	$	**509,481**

6. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns. The deferred income tax liability at March 31, 2017 is mainly related to a temporary difference for depreciation in furniture and equipment for tax reporting purposes.

The U.S. Federal jurisdiction, California, Massachusetts and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease for the office space expires in October 2017. The approximate future lease rent payments under this non-cancelable operating lease approximate the following:

For the year ending March 31,		
2018	$	29,000
	$	**29,000**

8. EMPLOYEE BENEFIT PLAN

The Company is a sponsor of a 401(k) Retirement Plan (the "Plan"). The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year.